**Lendsnap, Inc.**

**Annual Report**

**(Exhibit A of Form C-AR)**

**April 30, 2018**

**2880 Helen St, Oakland, CA 94608**
**www.lendsnap.com**
**916-761-5961**



**This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.**

## THE COMPANY AND ITS BUSINESS

### The Company's Business

Lendsnap, Inc. ("Lendsnap," "the company," "we," or "us"),is a C Corporation incorporated on August 4, 2014, under the laws of Delaware. The company has developed and operates a document management portal for mortgage lenders.

The company, having sold Crowd Notes pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2017. A copy of this report may be found on the company's website at https://lendsnap.com/2017-report/.

The company currently has two employees.

## THE TEAM

### Officers, directors and key employees

This table shows the principal people on our team:

| Name | Position | Age | Date Elected or Appointed | Fulltime with the company? |
|---|---|---|---|---|
| Officers: | | | | |
| Orion Parrott | Founder, Director, President and CEO | 39 | Appointed August 4, 2014 | Yes |
| Directors: | | | | |
| Orion Parrott | Director | 39 | Appointed August 4, 2014 | Yes |

*Orion Parrott*

Orion Parrott has been building Lendsnap as CEO since January 2014. Prior to Lendsnap, Orion worked at Teledyne Microwave Solutions as a Product Line Manager overseeing $25M in hardware manufacture of radar jamming amplifiers used by the US Military and other customers including satellite communication integrators. Before Teledyne, Orion worked as the Lead Controls Engineer at Frontier Wind, LLC a start-up with seven engineers. Orion was at Frontier Wind from 2008-2011. He led engineering development of algorithms and aerodynamic control systems for utility scale wind turbines. Responsibilities included analysis of time series wind turbine simulations written in FORTRAN, also using C++ and Matlab.

**Related Party Transactions**

The Company's co-founders, Orion Parrott and Michael Romano, who was previously employed by the Company as Vice President of Business Development, were advanced funds from the Company. In 2017, the Company's co-founders repaid $44,835 of these advances. As of December 31, 2017 and 2016, the balance due to the Company under these arrangements was $0 and $44,835, respectively. These advances bear no interest, and are considered payable on demand. Orion Parrott also purchased SAFE agreements in 2016, see "Capitalization –SAFE Agreements."

**RISK FACTORS**

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

- **Any valuation at this stage is difficult to assess.** Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

- **Computer malware, viruses, hacking, phishing attacks, and spamming could harm our business and results of operations.** As a web app that links to consumer accounts to gather pay stubs, W2-s, tax returns, bank statements, and other documents that contain personal information, we may be the subject of computer malware, viruses, hacking, phishing attacks, and spamming. Should we be unable to effectively manage these attacks and threats to user information, we may experience harm to our reputation and our ability to retain existing users and attract new users

- **Limited intellectual property protection may cause us to lose our competitive advantage and adversely affect our business.** We do not currently hold any patents. We have applied for one provisional US patent. There is no guarantee that we will be able to obtain patent protection,. It may also lead to copying of our technology.

Policing such unauthorized use is difficult and the steps taken may not prevent misappropriation of the technology. In addition, effective protection may be unavailable or limited in some jurisdictions outside the United States, Canada and the United Kingdom. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and scope of the rights of others. Such litigation could cause us to incur substantial costs and divert resources away from our daily business, which in turn could materially adversely affect the business.

- **We are controlled by our officers and directors.** Our President and CEO, Orion Parrott, currently holds 81.1% of our Common Stock. Orion Parrott, is also the company's sole director and has broad discretion in running the business. There is no oversight, no additional parties to act as checks and balances, and no need for third party input. Investors in this offering will not have the ability to control a vote by the interest holders or the board of directors.

- **We have a number of competitors more established than we are.** There are other companies providing services similar to ours. Some of these companies are large established companies with resources far superior to ours. Accordingly, they may be able to attract customers and clients faster than we can.

## OWNERSHIP AND CAPITAL STRUCTURE; CAPITALIZATION; RIGHTS OF THE SECURITIES

**Ownership**

The current owners of 20% or more equity in a class of securities in the company as of April 30, 2018 are reflected in the below table:

| Beneficial owner | Amount and class of securities held | Percent of voting power prior to the Offering |
|---|---|---|
| Orion Parrott | 4,000,000 shares of Common Stock | 81% |

**Capitalization**

The company has issued the following securities:

*Common Stock*

The Company authorized 10,000,000 shares of common stock at $0.00001 par value.

In January 2015, the Company issued 4,000,000 common shares to its CEO at a price of $0.0001 per share, for total proceeds of $400. These shares vest at a rate of 1/48 per month, commenced March 31, 2014.

In September 2015, an employee purchased 705,883 shares of common stock at a price of $0.01 per share, for total proceeds of $7,059 under the terms of a stock purchase agreement. 3/48 of these shares vested on August 31, 2015, and 7/48 of these shares vested between August 2015 and March 2016 prior to the employee's April 22, 2016 termination, which resulted in the Company's repurchase of the 558,824 unvested shares for $5,588 in the year ended December 31, 2016.

In February and March 2016, three employees and consultants exercised options granted under the 2015 Equity Incentive Plan to purchase 22,133 shares of common stock at a price of $0.01 per share, for total proceeds of $221.

In March and May 2016, two startup accelerators purchased a total of 411,404 shares of common stock at a price of $0.01 per share, for total proceeds $4,114, in conjunction with the signing of SAFE agreements, as further discussed later in this note. In September 2016, a co-founder, Mike Romano, purchased 798,196 shares of common stock at a price of $0.01 per share, for total proceeds $7,982. 25% of this stock vested immediately, and 1/48 of the total shares vests monthly, beginning October 1, 2016.

In January 2017, an advisor exercised an option to purchase 200 shares of common stock, and in March 2017, another advisor exercised an option to purchase 3,125 shares of common stock. Proceeds totaled $33. On October 20, 2017, the

Company repurchased 455,980 shares of common stock from an employee for $4,560 under the terms of a restricted stock purchase agreement.

As of December 31, 2017 and 2016, 4,926,137 and 5,378,792 common shares were issued and outstanding, respectively, of which 250,000 and 1,715,426 were unvested, respectively, and vested over a weighted average period of 21 months as of December 31, 2016.

*SAFE Agreements*:

In September 2015, the Company entered into a SAFE (Simple Agreement for Future Equity) agreement with a third party for $25,000. The instrument bears no interest, has no set maturity date, and will convert to preferred stock at a 20% discount in the event of any equity financing that issues preferred stock at a fixed pre-money valuation.

During 2016, the Company entered into $662,300 of additional SAFE agreements with investors, one of whom was the CEO, who contributed $121,495. The instruments bear no interest, have no set maturity date, and will convert to preferred stock at a 20% discount in the event of a qualified equity financing through the issuance of preferred stock. For $175,000 of these instruments, the triggering equity financing must be at least $250,000 and are converted into the number of shares determined by the pricing at the 20% discount to the triggering equity financing or the price per share implied by a $10,000,000 valuation on the Company's fully diluted capitalization, whichever results in a greater number of shares. Another $16,805 requires an equity financing of at least $5,000,000 with no valuation cap, and contain a ten year term expiring May 31, 2026. $224,000 of these notes have no minimum equity financing and are convertible into the number of shares determined by the pricing at the 20% discount to the triggering equity financing or the price per share implied by a $6,000,000 valuation on the Company's fully diluted capitalization, whichever results in a greater number of shares. Finally, all remaining instruments specify no minimum equity financing or valuation cap.

During 2017, the Company obtained financing through an additional $809,090 of SAFE agreements with investors, which bear 3% interest and convert upon a triggering equity financing of at least $1,000,000 and are converted into the number of shares determined by the lesser of the pricing at the 15% discount to the triggering equity financing or valuation cap of $6,000,000. The Company received net proceeds of $739,908, net of fees of $69,181 and paid an additional $40,455 in fees financed through the crowd note discussed later in this footnote, for a $109,636 discount against the face value of SAFE agreements. While the instruments have no set maturity date, the Company has determined that a reasonable period over which to amortize these costs is two years. In 2017, the Company charged $22,841 of fee amortization to interest expense, leaving unamortized loan fees of $86,795 as of December 31, 2017.

Additionally, the Company rescinded a $50,000 SAFE agreement with no valuation cap or minimum equity financing that was issued in 2016 and returned $50,000 to the investor.

In the event of liquidation, SAFE investors may elect to receive cash for the instrument's face value or convert the instrument into stock. Should the Company be dissolved, SAFE investors are entitled to distribution priority over common shareholders. If the Company's funds are insufficient to repay all SAFE investors, pro rata distribution of funds will take place.

As of December 31, 2017 and 2016, the SAFE agreements had not yet converted, as a qualified financing had not yet occurred, resulting in classification as liabilities of $1,446,390 and $687,300, net of unamortized financing costs of $86,795 and $0, respectively. The SAFE agreements are recorded as liabilities until conversion occurs.

As of December 31, 2017 and 2016, the following elements comprised the SAFE liability:

|  | 2017 | 2016 |
|---|---|---|
| SAFE liability | $ 1,446,390 | $ 687,300 |
| Less: unamortized discount | (86,795) | - |
| SAFE liability, net | $ 1,359,595 | $ 687,300 |

On January 24, 2018, the Company issued $33,248 of SAFE at terms similar to those discussed above to a vendor for services rendered in 2017.

*Crowd Notes:*

In 2017, the company issued $808,590 in Crowd Notes in a combined offering under 506 (c) of Regulation D and Regulation CF. The company additionally issued $40,454.50 in Crowd Notes as compensation to SI Securities, LLC, who served as intermediary and placement agent in the offering. The Crowd Notes convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the company) occurs prior to a "qualified equity financing" (which is a Preferred Stock financing raising more than $1 million).
- Once a "qualified equity financing" occurs, the notes may be converted thereafter if the company chooses, or if a corporate transaction occurs.

However, investors who invested $20,000 or greater will be considered "Major Investors" under the Crowd Note and if there is a qualified equity financing, notes held by those investors will convert at that time. In the future, these investors may be entitled to greater voting and inspection rights than investors who invest less than $20,000.

The price at which the Crowd Notes sold in this offering will convert will be:

- At a discount of 15% to the price in the qualified equity financing, subject to a $6 million valuation cap, if the conversion takes place after the qualified equity financing; or
- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue at an annual interest rate of 3%, compounded quarterly.

The securities into which the Crowd Notes will convert will have more limited voting and information rights than those to be issued to major investors on conversion.

**Classes of securities of the company**

The following descriptions summarize important terms of the existing securities of Lendsnap, Inc. and does not provide every detail that may be of interest to investors in this offering. A description of the rights for Common Stock holders may be found in the Certificate of Incorporation and the Bylaws of the company.

### *Common Stock*

*Dividend Rights*

The Board of Directors, subject to any restrictions contained in the certificate of incorporation or applicable law, may declare and pay dividends upon the shares of the company's capital stock. Dividends may be paid in cash, in property, or in shares of the company's capital stock, subject to the provisions of the certificate of incorporation.

The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

*Voting Rights*

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

*Right to Receive Liquidation Distributions*

In the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the company's debts and other liabilities.

*Rights and Preferences*

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

The rights, preferences and privileges of the holders of the company's common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock and any additional classes of preferred stock that we may designate in the future.

### *Preferred Stock*

The company has not yet authorized any classes of preferred stock.

## FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

### Financial Statements

Our certified financial statements can be found in Exhibit B to this Form C-AR. The financial statements were not reviewed by a CPA and were not audited..

### *Operations*

The Company is a corporation organized August 4, 2014 under the laws of Delaware. The Company has developed and operates a document management portal for home mortgage lenders.

As of December 31, 2017, the Company has commenced operations but has not yet generated significant revenue. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

### *Liquidity and Capital Resources; Future Trends*

As of December 31, 2017, the Company's available cash was $409,062 and current liabilities exceeded current assets by $1,092,687. The Company incurred a substantial loss from operations and had negative cash flows from operating activities for the year ended December 31, 2017. The Company's current operating plan indicates that it will continue to incur losses from operations and generate negative cash flows from operating activities. These projections and certain liquidity risks raise substantial doubt about whether the Company will be able to meet current operating demands. As a result of these factors, there exists substantial doubt to whether the Company will be able to continue as a going concern.

### Indebtedness

We currently have no indebtedness. Please see information above discussing SAFE agreements and Crowd Notes.

### Recent Offerings of Securities

We have made the following issuances of securities within the last three years: see above under "Capitalization". All issuances of securities were done under Section 4(a)(2) of the Securities Act of 1933 and proceeds were used for general business purposes; provided however in 2017, the company issued Crowd Notes for a total of $808,590 in reliance on 506(c) of Regulation D and Regulation CF. The proceeds of the offering were used for sales, marketing, and research and development. The company additionally issued $40,454.50 in Crowd Notes as compensation to SI Securities, LLC, who served as intermediary and placement agent in the offering.

## REGULATORY INFORMATION

### Disqualification

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

### Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

# SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Orion Parrott
_____
(Signature)

Orion Parrott
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Orion Parrott
_____
(Signature)

Orion Parrott
_____
(Name)

CEO
_____
(Title)

4/30/18
_____
(Date)

*Instructions.*

1.  The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.  The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.



April 28, 2018

I, Orion Parrott, certify that the financial statements of Lendsnap, Inc. included in this Form are true and complete in all material respects.

*Orion Parrott*

<u>Orion Parrott</u>
<u>CEO</u>

# Lendsnap, Inc.
**A Delaware Corporation**

Financial Statements (Unaudited)

December 31, 2017 and 2016

# LENDSNAP, INC.

**TABLE OF CONTENTS**

|  | **Page** |
|---|---|
| FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017 AND 2016, AND FOR THE YEARS THEN ENDED: | |

## LENDSNAP, INC.
### BALANCE SHEETS (UNAUDITED)
### As of December 31, 2017 and 2016

|  | 2017 | 2016 |
|---|---|---|
| **ASSETS** | | |
| Current Assets: | | |
| Cash and equivalents | $ 409,062 | $ 169,439 |
| Accounts receivable | - | 100 |
| Deposits | 2,335 | - |
| Advances to shareholders | - | 44,835 |
| Total Current Assets | 411,397 | 214,374 |
| TOTAL ASSETS | $ 411,397 | $ 214,374 |
| | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)** | | |
| Current Liabilities: | | |
| Accounts payable | $ 103,457 | $ 50,092 |
| Accrued interest | 577 | - |
| Crowd note payable, net | 40,455 | - |
| SAFE liability, net of financing discount of $86,795 and $0, respectively. | 1,359,595 | 687,300 |
| Total Current Liabilities | 1,504,084 | 737,392 |
| Total Liabilities | 1,504,084 | 737,392 |
| | | |
| Stockholders' Equity (Deficit): | | |
| Common stock, $0.00001 par, 10,000,000 shares authorized, 4,926,137 and 5,378,792 shares issued and outstanding, 4,676,137 and 3,663,366 vested, each as of December 31, 2017 and 2016, all respectively. | 50 | 54 |
| Additional paid-in capital | 9,611 | 14,134 |
| Accumulated deficit | (1,102,348) | (537,206) |
| Total Stockholders' Equity (Deficit) | (1,092,687) | (523,018) |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT) | $ 411,397 | $ 214,374 |

**LENDSNAP, INC.**
**STATEMENTS OF OPERATIONS (UNAUDITED)**
**For the years ended December 31, 2017 and 2016**

|  | 2017 | 2016 |
|---|---|---|
| Revenues, net | $ 59,555 | $ 5,700 |
| Cost of net revenues | (28,894) | (39,771) |
| Gross Profit (Loss) | 30,661 | (34,071) |
|  |  |  |
| Operating Expenses: |  |  |
| Research and development | 282,496 | 303,210 |
| General and administrative | 163,877 | 112,523 |
| Sales and marketing | 128,013 | 19,514 |
| Total Operating Expenses | 574,386 | 435,247 |
|  |  |  |
| Loss from operations | (543,725) | (469,318) |
|  |  |  |
| Other Income/(Expenses): |  |  |
| Interest expense | (23,417) | - |
| Other income | 2,000 | - |
| Total Other Income/(Expenses) | (21,417) | - |
|  |  |  |
| Net Loss | $ (565,142) | $ (469,318) |

## LENDSNAP, INC.
### STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
**For the years ended December 31, 2017 and 2016**

| | Common Stock | | | | |
|---|---|---|---|---|---|
| | Number of Shares | Amount | Additional Paid-In Capital | Accumulated Deficit | Total Stockholders' Equity (Deficit) |
| Balance at December 31, 2015 | 4,705,883 | $ 47 | $ 7,412 | $ (67,888) | $ (60,429) |
| Issuance of common stock | 1,209,600 | 12 | 12,084 | - | 12,096 |
| Exercise of options | 22,133 | 1 | 220 | - | 221 |
| Repurchase of common stock | (558,824) | (6) | (5,582) | - | (5,588) |
| Net loss | - | - | - | (469,318) | (469,318) |
| Balance at December 31, 2016 | 5,378,792 | 54 | 14,134 | (537,206) | (523,018) |
| Exercise of options | 3,325 | 1 | 32 | - | 33 |
| Repurchase of common stock | (455,980) | (5) | (4,555) | - | (4,560) |
| Net loss | - | - | - | (565,142) | (565,142) |
| Balance at December 31, 2017 | 4,926,137 | $ 50 | $ 9,611 | $ (1,102,348) | $ (1,092,687) |

No assurance provided.

**LENDSNAP, INC.**
**STATEMENTS OF CASH FLOWS (UNAUDITED)**
**For the years ended December 31, 2017 and 2016**

|  | 2017 | 2016 |
|---|---|---|
| **Cash Flows From Operating Activities** | | |
| Net Loss | $ (565,142) | $ (469,318) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Amortization of discount | 22,841 | - |
| Changes in operating assets and liabilities: | | |
| (Increase)/Decrease in receivables | 100 | (100) |
| (Increase)/Decrease in deposits | (2,335) | - |
| Increase/(Decrease) in advances from/ (to) shareholders | 44,835 | (115,330) |
| Increase/(Decrease) in payables and accrued expenses | 53,942 | 32,376 |
| Net Cash Used in Operating Activities | (445,759) | (552,372) |
| | | |
| **Cash Flows From Financing Activities** | | |
| Issuance of SAFE agreements, net of financing costs | 739,909 | 662,300 |
| Repayment on SAFE agreement | (50,000) | - |
| Option exercise | 33 | 221 |
| Issuance of common stock | - | 12,096 |
| Repurchase of common stock | (4,560) | (5,588) |
| Net Cash Provided By Financing Activities | 685,382 | 669,029 |
| | | |
| Net Change In Cash | 239,623 | 116,657 |
| | | |
| Cash at Beginning of Period | 169,439 | 52,782 |
| Cash at End of Period | $ 409,062 | $ 169,439 |
| | | |
| **Supplemental Disclosure of Cash Flow Information:** | | |
| Cash paid for interest | $ - | $ - |
| Non-cash financing costs on SAFE agreements | $ 40,455 | $ - |
| Non-cash interest expense from amortization of SAFE costs | $ 22,840 | $ - |

## NOTE 1:  NATURE OF OPERATIONS

Lendsnap, Inc. (the "Company"), is a corporation organized August 4, 2014 under the laws of Delaware.  The Company has developed and operates a document management portal for home mortgage lenders.

As of December 31, 2017, the Company has commenced operations but has not yet generated significant revenue.   The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

## NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents.  The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.  As of December 31, 2017 and 2016, the Company's cash balances exceeded federally insured limits by $159,062 and $0, respectively.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. Based on these assessments, the Company determined that an allowance for doubtful accounts on its accounts receivable balance as of December 31, 2017 and 2016 was not necessary.

Property and Equipment

Property and equipment are recorded at cost. Depreciation recorded for property and equipment using the straight-line method over the estimated useful lives of assets, which range from 3-15 years. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. As of December 31, 2017 and 2016 the Company had no property and equipment or associated depreciation expense.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP. When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Fees for use of the portal are billed and earned monthly.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $282,496 and $303,210 for the years ended December 31, 2017 and 2016, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

**LENDSNAP, INC.**
**NOTE TO FINANCIAL STATEMENTS (UNAUDITED)**
**As of December 31, 2017 and 2016 and for the years then ended**

## NOTE 3: INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to net operating loss carryforwards.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2017 and 2016, cumulative losses through December 31, 2017, and no history of generating taxable income. Therefore, full valuation allowances were recorded against deferred tax assets of $378,570 and $212,920 as of December 31, 2017 and 2016, respectively, resulting from net operating loss carryforwards and other book-to-GAAP temporary differences. Accordingly, no provision for income taxes has been recognized for the years ended December 31, 2017 and 2016. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimates to be 39.8%.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. As of December 31, 2017 and 2016, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $996,699 and $534,512, respectively, which may be carried forward and will expire if not used between 2034 and 2036 in varying amounts. Such amounts have been fully reserved in the valuation allowance discussed above.

On December 22, 2017, the 2017 Tax Cuts and Jobs Act (the Tax Act) was enacted into law and the new legislation contains several key tax provisions that affected us, including a one-time mandatory transition tax on accumulated foreign earnings and a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. We are required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring our U.S. deferred tax assets and liabilities as well as reassessing the net realizability of our deferred tax assets and liabilities. In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (SAB 118), which allows us to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. Since the Tax Act was passed late in the fourth quarter of 2017, and ongoing guidance and accounting interpretation are expected over the next 12 months, we consider the accounting of the transition tax, deferred tax re-measurements, and other items to be incomplete due to the forthcoming guidance and our ongoing analysis of final year-end data and tax positions. We expect to complete our analysis within the measurement period in accordance with SAB 118.

The Company is not presently under audit by any taxing jurisdiction.

**LENDSNAP, INC.**
**NOTE TO FINANCIAL STATEMENTS (UNAUDITED)**
**As of December 31, 2017 and 2016 and for the years then ended**

## NOTE 4: STOCKHOLDERS' EQUITY (DEFICIT)

Common Stock

The Company authorized 10,000,000 shares of common stock at $0.00001 par value, each of which carries one equal vote in shareholder actions.

In January 2015, the Company issued 4,000,000 common shares to its CEO at a price of $0.0001 per share, for total proceeds of $400. These shares vest at a rate of 1/48 per month, commenced March 31, 2014.

In September 2015, an employee purchased 705,883 shares of common stock at a price of $0.01 per share, for total proceeds of $7,059 under the terms of a stock purchase agreement. 3/48 of these shares vested on August 31, 2015, and 7/48 of these shares vested between August 2015 and March 2016 prior to the employee's April 22, 2016 termination, which resulted in the Company's repurchase of the 558,824 unvested shares for $5,588 in the year ended December 31, 2016.

In February and March 2016, three employees and consultants exercised options granted under the 2015 Equity Incentive Plan to purchase 22,133 shares of common stock at a price of $0.01 per share, for total proceeds of $221.

In March and May 2016, two startup accelerators purchased a total of 411,404 shares of common stock at a price of $0.01 per share, for total proceeds $4,114, in conjunction with the signing of SAFE agreements, as further discussed later in this note.

In September 2016, a co-founder, Mike Romano, purchased 798,196 shares of common stock at a price of $0.01 per share, for total proceeds $7,982. 25% of this stock vested immediately, and 1/48 of the total shares vests monthly, beginning October 1, 2016.

In January 2017, an advisor exercised an option to purchase 200 shares of common stock, and in March 2017, another advisor exercised an option to purchase 3,125 shares of common stock. Proceeds totaled $33.

On October 20, 2017, the Company repurchased 455,980 shares of common stock from an employee for $4,560 under the terms of a restricted stock purchase agreement.

As of December 31, 2017 and 2016, 4,926,137 and 5,378,792 common shares were issued and outstanding, respectively, of which 250,000 and 1,715,426 were unvested, respectively, and vested over a weighted average period of 3 and 21 months as of December 31, 2017 and 2016, respectively.

2015 Equity Incentive Plan

The Company adopted the *2015 Equity Incentive Plan* (the "Plan"), as amended and restated. The Plan permits the grant of stock options, stock appreciation rights and restricted stock to attract and retain employees and consultants. Under the plan, the Company issues stock appreciation rights and options having a term of up to ten years and a strike price of no less than fair market value of common stock. Restricted stock is subject to vesting restrictions determined on a case-by-case basis. While shares may

**LENDSNAP, INC.**
**NOTE TO FINANCIAL STATEMENTS (UNAUDITED)**
**As of December 31, 2017 and 2016 and for the years then ended**

be restricted, the restricted stockholder retains voting rights for each share, regardless of restriction. Upon termination of employment or services, the Company may exercise its repurchase option over unvested equity interests.

The Company has reserved 1,654,712 shares of common stock under the Plan. As of December 31, 2017 and 2016, 301,471 and 182,396 shares of common stock were available for grant under the Plan, respectively.  A summary of options activities during 2017 and 2016 is as follows:

| | December 31, 2017 | | | December 31, 2016 | | |
| | Options | | Weighted Average Exercise Price | Options | | Weighted Average Exercise Price |
|---|---|---|---|---|---|---|
| Outstanding - beginning of year | 744,300 | $ | 0.01 | 490,215 | $ | 0.01 |
| Granted | 498,091 | $ | 0.01 | 438,719 | $ | 0.01 |
| Exercised | (3,325) | $ | 0.01 | (22,133) | $ | 0.01 |
| Forfeited | (617,166) | $ | 0.01 | (162,501) | $ | 0.01 |
| Outstanding - end of year | 621,900 | $ | 0.01 | 744,300 | $ | 0.01 |
| Exercisable at end of year | 111,070 | $ | 0.01 | 306,098 | $ | 0.01 |
| Weighted average grant date fair value of options granted during year | $ | 0.01 | | $ | 0.01 | |
| Weighted average duration (years) to expiration of outstanding options at year-end | 9.2 | | | 8.6 | | |

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

The Company calculated its estimate of the value of the stock compensation granted during the years ended December 31, 2017 and 2016 under FASB ASC 718, and concluded the value of these options was trivial and therefore did not record compensation costs related to the stock option grants.

SAFE Agreements

In September 2015, the Company entered into a SAFE (Simple Agreement for Future Equity) agreement with a third party for $25,000. The instrument bears no interest, has no set maturity date, and will convert to preferred stock at a 20% discount in the event of any equity financing that issues preferred stock at a fixed pre-money valuation.

During 2016, the Company entered into $662,300 of additional SAFE agreements with investors, one of whom was the CEO, who contributed $121,495. The instruments bear no interest, have no set maturity date, and will convert to preferred stock at a 20% discount in the event of a qualified equity financing through the issuance of preferred stock. For $175,000 of these instruments, the triggering equity financing must be at least $250,000 and are converted into the number of shares determined by the pricing at the 20% discount to the triggering equity financing or the price per share implied by a $10,000,000 valuation on the Company's fully diluted capitalization, whichever results in a greater number of shares. Another $16,805 requires an equity financing of at least $5,000,000 with no valuation cap, and contain a ten-year term expiring May 31, 2026. $224,000 of these notes have no minimum equity financing and are convertible into the number of shares determined by the pricing at the 20% discount to the triggering equity financing or the price per share implied by a $6,000,000 valuation on the Company's fully diluted capitalization, whichever results in a greater number of shares. Finally, all remaining instruments specify no minimum equity financing or valuation cap.

During 2017, the Company obtained financing through an additional $809,090 of SAFE agreements with investors, which bear 3% interest and convert upon a triggering equity financing of at least $1,000,000 and are converted into the number of shares determined by the lesser of the pricing at the 15% discount to the triggering equity financing or valuation cap of $6,000,000. The Company received net proceeds of $739,908, net of fees of $69,181 and paid an additional $40,455 in fees financed through the crowd note discussed later in this footnote, for a $109,636 discount against the face value of SAFE agreements. While the instruments have no set maturity date, the Company has determined that a reasonable period over which to amortize these costs is two years. In 2017, the Company charged $22,840 of fee amortization to interest expense, leaving unamortized loan fees of $86,795 as of December 31, 2017.
Additionally, the Company rescinded a $50,000 SAFE agreement with no valuation cap or minimum equity financing that was issued in 2016 and returned $50,000 to the investor.

In the event of liquidation, SAFE investors may elect to receive cash for the instrument's face value or convert the instrument into stock. Should the Company be dissolved, SAFE investors are entitled to distribution priority over common shareholders. If the Company's funds are insufficient to repay all SAFE investors, pro rata distribution of funds will take place.

As of December 31, 2017 and 2016, the SAFE agreements had not yet converted, as a qualified financing had not yet occurred, resulting in classification as liabilities of $1,446,390 and $687,300, net of unamortized financing costs of $86,795 and $0, respectively. The SAFE agreements are recorded as liabilities until conversion occurs.

As of December 31, 2017 and 2016, the following elements comprised the SAFE liability:

|  | **2017** | **2016** |
|---|---|---|
| SAFE liability | $ 1,446,390 | $ 687,300 |
| Less: unamortized discount | (86,795) | - |
| SAFE liability, net | $ 1,359,595 | $ 687,300 |

Crowd Note

In connection with the 2017 SAFE agreements, the Company incurred additional financing fees of 5% of total SAFE funding, payable to Seed Invest, payable through a crowd note. On July 4, 2017, the Company entered into a crowd note with Seed Invest for $28,345 and amended the note for additional financing of $12,110, for total principal of $40,455. The note has no set term, bears interest of 3% per annum and is convertible at a 15% discount to the price of shares issued in a qualified equity financing, which the note defines as the first sale or series of related sales by the Company of Preferred Stock for gross proceeds of at least $1,000,000, subject to a valuation cap of $6,000,000 on the Company's fully diluted capitalization.

Similar to the SAFE agreements, the note has no defined term and is contingent on events that may happen at any time. Therefore, the note is classified as a current liability and the fee amount of $40,455 is included as a discount to the SAFE balance as of December 31, 2017. Interest expense for the year ended December 31, 2017 was $577, and accrued interest was $577 as of December 31, 2017.

**NOTE 5: RELATED PARTY TRANSACTIONS**

The Company's co-founders, who are also shareholders, were advanced funds from the Company. In 2017, the Company's co-founders repaid $44,835 of these advances. As of December 31, 2017 and 2016, the balance due to the Company under these arrangements was $0 and $44,835, respectively. These advances bear no interest, and are considered payable on demand.

**NOTE 6: LEASE OBLIGATIONS**

The Company leased office space on a month-to-month basis at a rate of $600 per month and paid $4,800 of rent expense in 2017.
On September 18, 2017, the Company assumed a lease for office space. The lease is currently extended through August 31, 2018 with options for one and two-year extensions and calls for a security deposit

of $2,335 and monthly rent of $2,335 per month, with the first month prorated. In 2017, the Company recognized $7,782 of lease expense. Future minimum lease payments total $18,680 and are all due in 2018.

Total rent expense for the years ended December 31, 2017 and 2016 was $12,582 and $4,300, respectively. As of December 31, 2017 and 2016, the Company's security deposit balance was $2,335 and $0, respectively.

## NOTE 7: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

In 2017 and 2016, the following customers represented significant concentrations of revenue:

|  | 2017 | 2016 |
|---|---|---|
| Customer A | 16% | 95% |
| Customer B | 14% | 0% |
| Customer C | 11% | 0% |
| Customer D | 10% | 0% |
| Total concentrated revenues | 51% | 95% |

## NOTE 8: GOING CONCERN

The accompanying financial statements are prepared on a going concern basis and do not include any adjustments that might result from uncertainty about our ability to continue as a going concern. As of December 31, 2017, the Company's available cash was $409,062 and current liabilities exceeded current assets by $1,092,687. The Company incurred a substantial loss from operations and had negative cash flows from operating activities for the year ended December 31, 2017. The Company's current operating plan indicates that it will continue to incur losses from operations and generate negative cash flows from operating activities. These projections and certain liquidity risks raise substantial doubt about whether the Company will be able to meet current operating demands. As a result of these factors, there exists substantial doubt to whether the Company will be able to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

## NOTE 9: SUBSEQUENT EVENTS

SAFE Issuance

On January 24, 2018, the Company issued $33,248 of SAFE at terms similar to those discussed above to a vendor for services rendered in 2017.

Management's Evaluation

Management has evaluated subsequent events through April 26, 2018, the date the financial statements were available to be issued.  Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.